[COMPANY LETTERHEAD]

December 12, 2012

Mr. Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR AND BY HAND

Re:                             iStar Financial Inc.
Form 10-K for the year ended December 31, 2011
Filed February 29, 2012

File No. 000-15371

Dear Mr. Woody:

On behalf of iStar Financial Inc. (the “Company” or “we”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated November 29, 2012 (the “November 29 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).  The responses to the Staff’s comments are set out in the order in which the comments were set out in the November 29 Letter and are numbered accordingly.

Form 10-K for the year ended December 31, 2011

Item 1. Business, page 1

Real Estate Lending, page 7

1.              If possible, please tell us the loan to value ratios for your performing and non-performing loans.  For loans where you are not the first lien holder, please tell us your position within the capital stack of such loans.  As applicable, please provide similar disclosure in future Exchange Act reports.

Response:

As of December 31, 2011, the Company’s performing loans and non-performing loans had a weighted average loan to value ratio of 77.0% and 93.5%, respectively.

As detailed in the table included on page 7 of the Company’s Form 10-K for the year ended December 31, 2011, the Company’s loan portfolio consisted of senior mortgage loans, subordinated mortgage loans and corporate/partnership loans.  The Company’s senior mortgage loans, with a total gross carrying value of $2.80 billion, represent mortgage loans where the Company is the first lien holder.  The Company’s subordinated mortgages, with a total gross carrying value of $211.5 million, represent mortgage loans where the Company is in either a second lien or junior position.  The remaining non-mortgage corporate/partnership loans, with a gross carrying value of $478.9 million, represent mezzanine or subordinated loans to entities for which the Company does not have a lien in underlying collateral.

To address the Staff’s comments, the Company will disclose the weighted average loan to value ratios for its performing and non-performing loans in future Exchange Act reports.  The Company will also expand its disclosures in Item 1 in future filings to more fully describe the Company’s position within the capital stack with regard to the classes of loans included in its loan portfolio.

Net Leasing, page 9

2.              In future Exchange Act reports, please disclose the average annual effective rent per square foot, net of any tenant concessions, such as free rent, for your net lease assets or explain why such information is not material.

Response:

To address the Staff’s comment, in future Exchange Act reports the Company will disclose average annual effective rent per square foot, net of any tenant concessions, such as free rent, for its net lease assets.

3.              In future Exchange Act reports, please also disclose the amount of square feet represented by expiring leases in your lease expiration table.

Response:

To address the Staff’s comment, in future Exchange Act reports the Company will disclose the amount of square feet represented by expiring leases in its lease expiration table.

Real Estate Investment, page 10

4.              It appears that your non-land REHI and OREO properties represent a material portion of your total assets.  In future Exchange Act reports, please disclose additional operating information for the material property types in your portfolio including but not limited to, occupancy data, average annual effective rental rates, and, for your non-residential properties, a lease expiration table or tell us why such information is not material.

Response:

To address the Staff’s comment, in future Exchange Act reports the Company will disclose additional operating information regarding occupancy, rental rates, and lease expirations, to the extent material, relative to the material property types included in our non-land REHI and OREO assets.

Liquidity and Capital Resources, page 41

Debt Covenants, page 44

5.              We note the unencumbered assets and collateral coverage ratios disclosed on page 44.  Please confirm that to the extent you are at risk of breaching such covenants you will disclose the actual ratio calculations in your future Exchange Act periodic reports.

Response:

The Company confirms that to the extent that the Company is at material risk of breaching the unencumbered assets and collateral coverage covenants on its debt instruments, we will disclose the actual ratio calculations in the applicable future Exchange Act filings.

Financial Statements

Notes to Consolidated Financial Statements

Note 3 — Summary of Significant Accounting Policies

Other real estate owned, page 63

6.              Please expand your disclosure in future filings to list the conditions that have to be met to achieve ‘full profit recognition.’  Please provide us with an example of your proposed disclosure.

Response:

To address the Staff’s comment, in future filings the Company will expand its disclosure included in Note 3-Summary of Significant Accounting Policies, to include the conditions that have to be met to achieve full profit recognition.  An example of our proposed disclosure is as follows:

Sales and the associated gains or losses on real estate assets, including developed condominiums, are recognized in accordance with ASC 360-20,

Real Estate Sales.  Sales and the associated gains for individual condominium units are recognized for full profit recognition upon closing of the sale transactions, when the profit is determinable, the earnings process is virtually complete, the parties are bound by the terms of the contract, all consideration has been exchanged, any permanent financing for which the seller is responsible has been arranged and all conditions for closing have been performed.  The Company uses the relative sales value method to allocate costs.

Note 9 — Debt Obligations, net

Secured Credit Facility, page 83

7.              With respect to the $9.1 million received from one of your debt holders, you disclose that a portion was recorded as a gain on extinguishment of debt and a portion was allocated as a premium to a new facility.  Please tell us your basis in U.S. GAAP for accounting for the amount received.  Additionally, please tell us how you determined the allocation between gain on extinguishment of debt and the premium.

Response:

The Company received $9.1 million pursuant to an agreement with a holder of the Company’s previously outstanding secured credit facilities.  The same lender participated in the Company’s new Secured Credit Facility which was used to refinance the previously outstanding secured credit facilities.  Both the previously outstanding credit facilities and new Secured Credit Facility were deemed to be loan syndications.  Accordingly, the Company evaluated the transaction as a modification on a lender by lender basis.  In accordance with ASC 470-60-35, this payment was deemed to be a concession which reduced the effective borrowing rate on the restructured debt, thereby resulting in this lender’s portion of the debt being considered a troubled debt restructuring (“TDR”).  In accordance with ASC 470-60-35-6, the Company recognized a gain on extinguishment of debt of $3.7 million, representing the amount by which the total future cash payments on the debt were less than the carrying value of the debt.  The remaining $5.4 million increased the carrying amount of the Secured Credit Facility and all subsequent cash payments were recorded as reductions of this obligation resulting in the recognition of no interest expense, as it related to this specific lender’s portion of the Secured Credit Facility, from the date of the restructuring through maturity.

Schedule III — Real Estate and Accumulated Depreciation, page 110

8.              Please tell us how you have complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was appropriate to exclude the aggregate cost for Federal income tax purposes of your real estate.

Response:

The aggregate cost of our real estate for federal income tax purposes at December 31, 2011 was approximately $4.2 billion. In future filings, we will disclose such information in Schedule III in accordance with Rule 12-28 of Regulation S-X.

Form 10-Q for the quarterly period ended September 30, 2012

Financial Statements

Notes to Consolidated Financial Statements

Note 5 — Real Estate Held for Investment, net and Other Real Estate Owned, page 14

9.              We note your disclosure regarding redeemable non-controlling interest.  Please revise future filings to disclose how you account for changes to the redemption value of the redeemable non-controlling interest.  Please provide us an example of your proposed disclosure.

Response:

To address the Staff’s comment, in future filings the Company will expand its disclosures to include the following:

Based upon certain rights held by the minority partner in this venture that provide it with an option to redeem its interest at fair value after seven years, the Company has reflected the partner’s non-controlling interest in this venture as a redeemable non-controlling interest within its Consolidated Balance Sheet at December 31, 2012.  As it is probable that the interest will become redeemable, subsequent changes in fair value are being accreted over the seven year period from the date of issuance to the earliest redemption date using the interest method.  As of December 31, 2012, the redemption value of the redeemable non-controlling interest is $XX million.

Note 15 — Fair Values, page 32

10.       Please tell us how you determined your valuations of Impaired OREO and Impaired net lease assets are level 2 valuations.

Response:

As of September 30, 2012, the Company’s Impaired OREO and Impaired net lease assets that were included in level 2 in the Company’s fair value table include two assets that were under contract to sell to third parties. We believe that these assets met the criteria for classification within level 2 as the executed contracts provided market corroborated inputs and a quoted market price for these assets between a willing buyer and seller in a non-active market.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Risk Management, page 45

11.       In future filings, please disclose the carrying value of your European assets by country.

Response:

To address the Staff’s comment, in future filings the Company will disclose the carrying value of its European assets by country.

*                                         *                                         *                                         *                                         *

In connection with responding to the Staff’s comments, we acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have been responsive to the Staff’s comments.  If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ David DiStaso

David DiStaso
Chief Financial Officer (principal financial and accounting officer)

cc:                                Kathleen L. Werner, Clifford Chance US LLP

cc:                                John Gottfried, PricewaterhouseCoopers LLP